UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Press release

04.25.2012

January-March 2012 results

BBVA earns €1.005 billion in the first quarter

☐	Rising revenues: BBVA’s net interest income increased for the fifth consecutive quarter to €3.6 billion, up 13.3% compared to the first three months of 2011. Growth was spread widely across all geographic regions

☐	Generating earnings: net attributable profit in the quarter exceeded €1 billion,

demonstrating once again BBVA’s ability to generate earnings in a recurring and solid fashion despite a complex environment

☐	Strong capital position: organic generation of capital allowed BBVA to meet the recommendations of the European Banking Authority (EBA) ahead of time without resorting to the sale of strategic assets

BBVA’s profit for the first quarter of 2012 was €1.005 billion, which is 12.6% less than the same period last year but exceeds that of the two previous quarters. Gross income rose 3.5% to €5.45 billion, supported by firm recurring income in all the regions where the Group operates. The solid ability to generate capital organically was the key factor in achieving early compliance with EBA’s recommendations. Risk indicators remained stable for the ninth consecutive quarter.

“These results demonstrate the strength and resilience of our business model, which allows us to navigate the crisis, generating earnings and strengthening our capacity to grow while maintaining dividend payments,” BBVA President and Chief Operating Officer Ángel Cano said.

Net interest income, a measure of basic banking business, was highly positive thanks to excellent pricing in all regions and to buoyant activity in emerging markets. This indicator continues its upward trend, rising 13.3% year-over-year to €3.6 billion in the first quarter compared to the same period a year earlier. Additionally, recurring gross income, which excludes net trading income (NTI) and dividend income, continued to climb reaching €5.05 billion (up 12.6% year-over-year). The resilience of these items was assisted by limited rises in costs, which grew slower than recurring income and were mainly related to investments in emerging economies. In the first quarter the Group’s workforce increased 2.5% year-over-year to 111,306 employees, the number of ATMs grew 8.2% to 19,007 and branches increased slightly to 7,466. Lastly, recurring operating income (excluding the effect of NTI and dividend income) stood at €2.47 billion, up 15.9% compared to the same period last year.

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Press release

04.25.2012

Net interest income

BBVA Group

(€m)

Prudence and anticipation in risk management kept the indicators stable for the ninth consecutive quarter despite Spain’s complex environment. The non-performing asset ratio (NPA) was again 4.0%, improving on the figure of 4.1% a year earlier, and coverage stands at 60%. Loan-loss and real estate provisions continued to be stable (€1.3 billion in the quarter).

The organic generation of capital means BBVA has met the EBA recommendations (core capital ratio of 9%) ahead of time. This was accomplished without selling strategic assets and without any type of public-sector aid while keeping dividend payments stable. When calculated according to current rules the core capital ratio stands at 10.7%.

In terms of finance requirements BBVA Group enjoys a very comfortable position. Debt redemptions for 2012 and 2013 are already covered and there is ample collateral. BBVA has used funds from the European Central Bank’s three-year loans to improve its liquidity structure.

In terms of business activity gross lending to Group customers rose 3.4% year-over-year to €358.51 billion thanks to buoyant business in emerging economies. Total customer funds rose 0.6% to €429.8 billion.

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Press release

04.25.2012

Geographic diversification

The BBVA Group’s regional diversification, with special emphasis on emerging economies, was a key factor for the income statement.

Net attributable profit by region BBVA Group (%)	Net attributable profit by economies BBVA Group (%)

Net attributable profit for 1Q12 tops €1,000m

Note: breakdown excludes Corporate Activities

Spain’s contribution to the income statement was €229 million, down 52.2% year-over-year affected by net trading income (NTI) figures extremely high in the first quarter of 2011 and higher provisioning in the current year. In the declining economic context the favorable management of prices was noteworthy, as were the market share gains in lending and deposits, and the positive evolution of net interest income. The NPA ratio stands at 4.9% and the coverage ratio is 43%.

Eurasia, which includes the investments in China Citic Bank (CNCB) and Garanti, enjoyed vigorous business and growing earnings. Net attributable profit rose 51.7% to €299 million.

In Mexico, BBVA Bancomer consolidated its lead over competitors with a stable risk premium. The franchise contributed €430 million (up 3.6% at constant exchange rates) and it set a new record for quarterly income.

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Press release

04.25.2012

The buoyant activity in South America was reflected in revenues. Gross income grew 18.1% in constant euros to €1.37 billion. The region reported an improvement in efficiency, NPA ratio stood at 2.3%, with a coverage ratio of 141%. Net attributable profit came to €370 million (up 27.1% at constant exchange rates).

In the United States the notable features were the resilience of income and cost control plus a steady improvement in risk indicators. The NPA ratio improved to 3.2%, compared to 3.5% in December and 4.3% in March 2011. Net attributable profit at BBVA’s U.S. franchise came to €115 million (up 15.6% at constant exchange rates).

The highlight in Corporate & Investment Banking was the resilience of the Group’s wholesale banking results. This is due to its focus on customers and the low-risk business model with a high degree of diversification by region and product. In the first quarter this unit generated net attributable profit of €279 million, down 18.7% at constant exchange rates.

Contact details:

Corporate Communications

Tel: (+34) 91 537 53 48

BZA00104@grupobbva.com

For more financial information about BBVA visit:

http://shareholdersandinvestors.bbva.com/TLBB/tlbb/bbvair/ing/index.jsp

For more BBVA news visit: http://press.bbva.com/

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Press release

04.25.2012

BBVA Group Highlights

(Consolidated figures)

	31-03-12	▲%	31-03-11	31-12-11
Balance sheet (million euros)
Total assets	6,00,477	6.8	562,174	597,688
Customer lending (gross)	358,507	3.4	345,814	361,310
Deposits from customers	278,445	(1.8)	283,559	282,173
Other customer funds	151,350	5.4	143,615	144,291
Total customer funds	429,794	0.6	427,175	426,464
Total equity	41,361	9.2	37,881	40,058
Income statement (million euros)
Net interest income	3,597	13.3	3,175	13,160
Gross income	5,447	3.5	5,263	20,566
Operating income	2,862	(1.5)	2,904	10,615
Income before tax	1,423	(14.2)	1,659	3,770
Net attributable profit	1,005	(12.6)	1,150	3,004
Net attributable profit excluding one-offs(1)	1,005	(12.6)	1,150	4,015
Data per share and share performance ratios
Share price (euros)	5.97	(30.3)	8.56	6.68
Market capitalization (million euros)	29,257	(23.9)	36,447	32,753
Net attributable profit per share (euros)	0.20	(18.3)	0.24	0.64
Net attributable profit per share excluding one-offs (euros)(1)	0.20	(18.3)	0.24	0.85
Book value per share (euros)	8.44	(0.6)	8.49	8.35
P/BV (Price/book value times)	0.7	(29.3)	1.0	0.8
Significant Ratios (%)
ROE (Net attributable profit/Average equity)	9.9		12.8	8.0
ROE excluding one-offs(1)	9.9		12.8	10.6
ROTE (Net attributable profit/Average tangible equity)	12.6		16.9	10.7
ROTE excluding one-offs(1)	12.6		16.9	14.3
ROA (Net income/Average total assets)	0.79		0.95	0.61
ROA excluding one-offs(1)	0.79		0.95	0.79
RORWA (Net income/Average risk-weighted assets)	1.43		1.67	1.08
RORWA excluding one-offs(1)	1.43		1.67	1.40
Efficiency ratio	47.5		44.8	48.4
Risk premium	1.22		1.20	1.20
NPA ratio	4.0		4.1	4.0
NPA coverage ratio	60		61	61
Capital adequacy ratios (%)
Core capital	10.7		8.9	10.3
Tier l	10.7		9.8	10.3
BIS Ratio	13.2		13.0	12.9
Other information
Number of shares (millions)	4,903	9.2	4,491	4,903
Number of shareholders	976,922	6.0	921,650	987,277
Number of employees(2)	111,306	2.5	108,594	110,645
Number of branches(2)	7,466	0.7	7,412	7,457
Number of ATMs(2)	19,007	8.2	17,564	18,794

General note: These quarterly statements have not been audited. The consolidated accounts of the BBVA Group have been drawn up according to the International Financial Reporting Standards (IFRS) adopted by the European Union and in conformity with Bank of Spain Circular 4/2004, together with the changes introduced therein.

(1)	In the fourth quarter of 2011 a charge was booked for goodwill impairment in the United States.
(2)	Excluding Garanti.

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Press release

04.25.2012

Consolidated income statement: quarterly evolution

(Million euros)

	2012	2011
	1Q	4Q	3Q	2Q	1Q
Net interest income	3,597	3,485	3,286	3,215	3,175
Net fees and commissions	1,216	1,136	1,143	1,167	1,114
Net trading income	367	416	(25)	336	752
Dividend income	27	230	50	259	23
Income by the equity method	193	207	150	123	121
Other operating income and expenses	47	42	22	62	79
Gross income	5,447	5,515	4,627	5,162	5,263
Operating costs	(2,585)	(2,652)	(2,461)	(2,479)	(2,359)
Personnel expenses	(1,379)	(1,404)	(1,325)	(1,306)	(1,276)
General and administrative expenses	(974)	(1,021)	(920)	(964)	(887)
Depreciation and amortization	(232)	(227)	(216)	(208)	(196)
Operating income	2,862	2,863	2,166	2,683	2,904
Impairment on financial assets (net)	(1,085)	(1,337)	(904)	(962)	(1,023)
Provisional (net)	(130)	(182)	(94)	(83)	(150)
Other gains (losses)	(222)	(1,718)	(166)	(154)	(71)
Income before tax	1,423	(375)	1,002	1,484	1,659
Income tax	(250)	368	(95)	(189)	(369)
Net income	1,173	(7)	907	1,295	1,290
Non-controlling interests	(168)	(132)	(103)	(106)	(141)
Net attributable profit	1,005	(139)	804	1,189	1,150
Net one-offs(1)		(1,011)
Net attributable profit (excluding one-offs)	1,005	872	804	1,189	1,150
Basis earnings per share (euros)	0.20	(0.03)	0.17	0.25	0.24
Baste earnings par share excluding one-offs (euros)(2)	0.20	0.18	0.17	0.25	0,24

(1)	In the fourth quarter of 2011 a charge was looked for goodwill impairment in the United States.

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Press release

04.25.2012

About BBVA

BBVA is a customer-centric global financial services group founded in 1857. The Group has a solid position in Spain, it is the largest financial institution in Mexico and it has leading franchises in South America and the Sunbelt Region of the United States. Its diversified business is biased to high-growth markets and it relies on technology as a key sustainable competitive advantage. BBVA ranks among the leading euro zone banks in terms of ROE and efficiency. Corporate responsibility is at the core of its business model. BBVA fosters financial education and inclusion, and supports scientific research and culture. It operates with the highest integrity, a long-term vision and applies the best practices. The Group is present in the main sustainability indexes.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 25, 2012	By:	/s/ Eduardo Ávila Zargoza
	Name:	Eduardo Ávila Zargoza
	Title:	Chief Accounting Officer